BP 3/11

04003407

CM 3/22

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

SEC FILE NUMBER
8- 44285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
N.B. Zoullas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
909 Third Avenue, 29th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie Seinfeld (212) 350-5315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 01 2004
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leslie Seinfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.B. Zoullas Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leslie Seinfeld
Signature

President
Title

DEBRA KOSLOW
Notary Public, State of New York
No. 41-4763278
Qualified In Queens County
Commission Expires 1/31/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.B. ZOULLAS MANAGEMENT

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

* * * * * * * * * * * * * * * * * * *

909 Third Avenue 29th Floor, New York, NY 10022 Tel. 212-350-5315 Fax 212-350-5233

N.B. ZOULLAS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	139,844
Deposit with clearing broker		206,463
Receivable from brokers		16,837
Furniture and equipment at cost, less accumulated depreciation of $57,576		14,229
Prepaid expenses and other assets		8,417
	$	385,790

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other payables	$	25,788
Commitments		
Stockholder's equity:		
Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		169,900
Retained earnings		190,002
		360,002
	$	385,790

The accompanying notes are an integral part of this financial statement.

N.B. ZOULLAS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers. The Company operates principally under a clearance agreement with another broker-dealer (clearing broker), who assumes and maintains the Company's customers' accounts. The Company transacts its business with customers located throughout the United States.

2. SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Securities transactions are recorded as follows: Trading gains and losses are recorded on a trade-date basis; commission revenue and related expenses are recorded on a settlement-date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis was deemed to be immaterial.

Furniture and Equipment:

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes:

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

Cash and Cash Equivalent:

The Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

3. DEPOSIT WITH CLEARING BROKER:

The Company's clearing agreement requires that a minimum balance of $150,000 be maintained on deposit with the clearing broker.

4. RELATED PARTY TRANSACTIONS:

Administration Fees:

The Company pays another affiliated company, also related through common ownership, for administrative, bookkeeping, advisory services and related projects.

5. COMMITMENTS:

The Company is obligated to its clearing broker under a noncancellable operating lease (license agreement) for its office premises, which provides for payment of specific amounts subject to escalation based on certain operating costs.

Future minimum annual rental payments under the license agreement, which expire in May, 2005 are as follows:

Year Ending December 31,	Amount
2004	$ 87,360
2005 (May 18, 2005)	36,400
	$ 123,760

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2003, the Company had net capital of $332,356 which was $327,356 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $25,788 and its net capital ratio was .08 to 1.

7. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

* *

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
N.B. Zoullas Securities, Inc.

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of N.B. Zoullas Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 6, 2004